INDOSAT RELEASES LIMITED REVIEWED RESULTS FOR PERIOD ENDED

30 JUNE 2010

Indosat’s cellular business grew at a rate of 7.7% on a quarter, and 14.4% on year

Jakarta, 24 August 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) has completed a limited review by independent accountants of its first semester results and is pleased to announce details.

For the first half of 2010, the Company recorded a 5.8% year-on-year growth in consolidated operating revenues to Rp 9.66 trillion while EBITDA rose by 6.7%,with a slight increase in the EBITDA margin to 47.7%. Operating expenses increased by 11.5% for the period which was largely due to higher marketing expenses and depreciation and amortization charges. The Company posted a 71.5% decrease in net profit to Rp287 billion, due largely to movements in foreign exchange.

Commenting on the results Mr. Harry Sasongko, President Director and CEO of Indosat said: “We are extremely pleased to report that Indosat’s cellular business grew at a quarterly rate of 7.7%, and a year on year rate of 14.4% which is one of our best ever quarterly results. The continued growth the company is enjoying is largely as a result of strategic initiatives, which are being implemented by management as well as the strategic shift towards a balanced value based strategy. Further, we continue to see EBITDA margin improvements, which are driven not only by top-line growth but also by cost efficiency programs that were launched at the end of 2009. The Net Income, which has decreased by 71.5% on an annual basis, has largely been driven by lower foreign exchange gains, un-realized mark-to-market losses on derivatives and higher amortization and depreciation charges.

Mr Sasongko noted the Company’s balanced value-driven strategy has shown positive results. Since last year (2009), Indosat has begun balancing subscriber growth with the cultivation of a quality subscriber base, through reducing calling-card type behavior and proactively managing the numbers of inactive prepaid subscribers. In light of the downward subscriber adjustment announced on July 22, 2010, customer numbers remained relatively flat on a quarterly basis while the Company’s cellular revenues grew by almost 8%, which shows that we have acquired more valuable customers. Again, it proves that a balanced value strategy continues to deliver positive results to the company.

He added: “We will continue to focus on targeting quality and value subscribers, while working to improve ARPUs by acquiring and retaining a larger share of the medium to high end market. Our tireless work on the modernization of our network also continues, and we believe the network is well prepared to deliver high quality services to our loyal and valued customers during the festive season. It is our intent to outperform expectations from our customers, stakeholders and shareholders.”

Description	1H 2009	1H 2010	% Change
Operating Revenue (IDRbn)	9,135.2	9,661.8	5.8
Operating Expenses (IDRbn)	7,215.8	8,048.3	11.5
Operating Income (IDRbn)	1,919.4	1,613.5	-15.9
Other Expenses (IDRbn)	(453.9)	(1,116.2)	145.9
Net Income (IDRbn)	1,007.1	287.1	-71.5
EBITDA* (IDRbn)	4,319.3	4,607.6	6.7
EBITDA Margin (%)	47.3%	47.7%	0.4
Cash-out Capex (IDRbn)	6,998.3	3,055.6	-56.3
Total Debt (IDRbn)	22,688.3	24,703.8	8.9

Description	1H 2009	1H 2010	% Change
Cellular subscribers (million)	28.1	37.8	34.5
Wireless Broadband 3.5G subscribers (thousand)	427.1	751.9	76.0
ARPU Cellular (Rupiah)	33,922	34,719	7.7
FWA subscribers	574,484	697,405	21.40
ARPU FWA (Rupiah)	27,996	18,362	-34.41
BTS (2G and 3G)	15,139	17,372	14.7

Indosat plans to conduct a conference call with analysts and investors on August 25th 2010. A full review of these results is available on the Company’s website at www.indosat.com

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Email:

    investor@indosat.com

Website:   www.indosat.com

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.